Filed by Canadian Pacific Railway Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Kansas City Southern

Commission File No. 001-04717

Date: April 7, 2021

The following article was posted on social media and the transaction-related website portal hosted by Canadian Pacific Railway Limited.

America’s long-ailing manufacturers are fired up; Manufacturing in America

The Economist

March 27, 2021

Copyright 2021 The Economist Newspapers Ltd. All Rights Reserved

Section: BUSINESS

Length: 1064 words

Dateline: NEW YORK

Body

After years of stagnation, industrial companies look poised for a boom

ON MARCH 21ST Canadian Pacific Railway unveiled a $25bn bid for Kansas City Southern, a smaller American rival. The biggest-ever tie-up of freight railways would, if blessed by antitrust authorities, leave the merged firm with tracks linking Canada with Mexico, via the entire length of America’s contiguous states. It would also drive what Canadian Pacific’s boss, Keith Creel, enthusiastically dubs “an industrial renaissance”. “The prospects are compelling for growth across the industrial heartland,” Mr Creel says.

Whether or not he is right about the future, the deal presents a huge bet that this renaissance is already under way in the present. For a change, investors seem to agree. Having lagged behind the S&P 500 index of large listed companies over the past five years, American industrial groups have outperformed the benchmark so far this year (see chart). After flowing mainly to firms that peddle mostly ethereal data, money is pouring into those that make things subject to the laws of gravity.

Leading indices of American purchasing managers, which survey private-sector firms regularly, are surging. On March 24th IHS Markit, a research firm, released one confirming that goods producers saw the fastest growth in new orders in over six years. S&P Global, a credit-rating agency, predicts that after an abysmal year in which revenues fell by 8-10%, America’s capital-goods sector will see sales rise by 5% in 2021. Worries about weak demand for products are being replaced in chief executives’ minds by fear of supply bottlenecks, from worldwide chip shortages to the freak traffic jam in the Suez Canal caused by a wayward container ship that may block a critical artery of global commerce for days (see box on next page).

Still, short-term supply niggles are a better problem to have than falling demand. S&P Global expects American light-vehicle sales to rebound from 14.5m in 2020 to 16.6m this year, notwithstanding the shortage of chips that cars increasingly rely on to keep running. CEOs across America’s industrial heartland are looking ebullient. Justin Rose of the Boston Consulting Group (BCG) sees evidence of “a real bounce-back” among such companies. They are “running factories as hard as they can”, he says, with order books sold out “well into next year”.

Chad Moutray, chief economist of the National Association of Manufacturers, reports that nearly 90% of members surveyed recently by the trade association were bullish about their businesses’ outlook for the next 12 months, the highest in two years. Two-thirds foresee revenues returning to pre-pandemic levels by the end of the year, as new orders, production and employment all pick up.

America’s long-ailing manufacturers are fired up; Manufacturing in America

Chief executives are putting their money where their mouths are. On March 23rd Intel’s new boss, Pat Gelsinger, said the chipmaker would spend $20bn on two factories in Arizona. Scott Davis of Melius, a research firm, reckons that capital expenditure at several dozen leading American industrial companies he follows, including icons such as Caterpillar and Stanley Black & Decker, are set to rise by 20% on average this year. In February the index of capital spending maintained by Morgan Stanley, an investment bank, reached a high last seen in July 2019. Goldman Sachs, another bank, forecasts that such spending at S&P 500 firms will reach $740bn this year, above the $731bn in pre-pandemic 2019. In 2021 America’s leading firms will, Goldman Sachs predicts, spend more on capital goods, research and development than on dividends and share buy-backs.

Having sunk amid covid-19, America’s factory output was perhaps inevitably due for a sharp rebound. Vaccines are boosting consumer confidence and raising hopes that the economy may reopen fully soon. President Joe Biden’s $1.9trn stimulus package, coming on top of record levels of household savings, will leave Americans with more money to splurge on cars, electronics and other goods.

Positive structural forces are also at play. One is a likely change in industrial policy. As president, Donald Trump championed “Made in America” but waged trade wars that disrupted supply chains, raised costs for American manufacturers and estranged the foreign partners on whom they depend. The $3trn infrastructure splurge now being drawn up by his successor may be more helpful. Whether the proposal is wise, and how much of it will survive contact with Congress, is unclear (see Finance section). But Mark Zandi of Moody’s Analytics, a research firm, sees a “high probability” of a version passing this year. Whatever its final size, says Erik Lundh of the Conference Board, a research group, it will help industrial companies.

The more surprising factor that could power an industrial revival involves those tight supply chains. Companies facing delays to deliveries caused by bad weather in Texas, strained port capacity in California, stranded container ships in the Middle East or geopolitical tensions with China are thinking more seriously about building networks that can withstand such shocks. In the short term this involves stockpiling whatever components companies can get. In the longer run they are looking to bring production closer to home, which would bolster American suppliers.

This is already beginning to happen, says Mr Rose of BCG. General Motors is hoping to build, with LG Chem of South Korea, a second battery factory in America. Intel’s planned Arizona fabs are a way both to guarantee deliveries of chips to customers in Detroit and beyond, and to “near-shore” the semiconductor giant’s own production. Such efforts, too, could get a boost from Mr Biden, who has ordered a review of supply-chain vulnerabilities in chips, critical minerals used in electronics, large-capacity batteries for electric cars and vital medical equipment.

In short, many industry-watchers agree that the current policy and market environment represents the greatest convergence of pro-industry forces in decades. Some industrial concerns will fail to take advantage of it. GE, a troubled engineering titan, is shedding assets to stay afloat. The fate of Boeing is uncertain as its aeroplanes continue to face safety concerns and the pandemic clouds the future of air travel. Still, as Mr Davis puts it, “Whatever manufacturing companies survive this hell will be set to mint money.”

Load-Date: March 25, 2021

End of Document

FORWARD-LOOKING STATEMENTS AND INFORMATION

This communication includes certain forward looking statements and forward looking information (collectively, FLI). FLI is typically identified by words such as “anticipate”, “expect”, “project”, “estimate”, “forecast”, “plan”, “intend”, “target”, “believe”, “likely” and similar words suggesting future outcomes or statements regarding an outlook. All statements other than statements of historical fact may be FLI.

Although we believe that the FLI is reasonable based on the information available today and processes used to prepare it, such statements are not guarantees of future performance and you are cautioned against placing undue reliance on FLI. By its nature, FLI involves a variety of assumptions, which are based upon factors that may be difficult to predict and that may involve known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by these FLI, including, but not limited to, the following: the timing and completion of the transaction, including receipt of regulatory and shareholder approvals and the satisfaction of other conditions precedent; interloper risk; the realization of anticipated benefits and synergies of the transaction and the timing thereof; the success of integration plans; the focus of management time and attention on the transaction and other disruptions arising from the transaction; estimated future dividends; financial strength and flexibility; debt and equity market conditions, including the ability to access capital markets on favourable terms or at all; cost of debt and equity capital; the previously announced proposed share split of CP’s issued and outstanding common shares and whether it will receive the requisite shareholder and regulatory approvals; potential changes in the CP share price which may negatively impact the value of consideration offered to KCS shareholders; the ability of management of CP, its subsidiaries and affiliates to execute key priorities, including those in connection with the transaction; general Canadian, U.S., Mexican and global social, economic, political, credit and business conditions; risks associated with agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures, including competition from other rail carriers, trucking companies and maritime shippers in Canada, the U.S. and Mexico; industry capacity; shifts in market demand; changes in commodity prices; uncertainty surrounding timing and volumes of commodities being shipped; inflation; geopolitical instability; changes in laws, regulations and government policies, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; changes in fuel prices; disruption in fuel supplies; uncertainties of investigations, proceedings or other types of claims and litigation; compliance with environmental regulations; labour disputes; changes in labour costs and labour difficulties; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; exchange rates; effects of changes in market conditions and discount rates on the financial position of pension plans and investments; trade restrictions or other changes to international trade arrangements; the effects of current and future multinational trade agreements on the level of trade among Canada, the U.S. and Mexico; climate change and the market and regulatory responses to climate change; anticipated in-service dates; success of hedging activities; operational performance and reliability; customer, shareholder, regulatory and other stakeholder approvals and support; regulatory and legislative decisions and actions; the adverse impact of any termination or revocation by the Mexican government of Kansas City Southern de Mexico, S.A. de C.V.’s Concession; public opinion; various events that could disrupt operations, including severe weather, such as droughts, floods, avalanches and earthquakes, and cybersecurity attacks, as well as security threats and governmental response to them, and technological changes; acts of terrorism, war or other acts of violence or crime or risk of such activities; insurance coverage limitations; material adverse changes in economic and industry conditions, including the availability of short and long-term financing; and the pandemic created by the outbreak of COVID-19 and resulting effects on economic conditions, the demand environment for logistics requirements and energy prices, restrictions imposed by public health authorities or governments, fiscal and monetary policy responses by governments and financial institutions, and disruptions to global supply chains.

We caution that the foregoing list of factors is not exhaustive and is made as of the date hereof. Additional information about these and other assumptions, risks and uncertainties can be found in reports and filings by CP and KCS with Canadian and U.S. securities regulators, including any proxy statement, prospectus, material change report, management information circular or registration statement to be filed in connection with the transaction. Due to the interdependencies and correlation of these factors, as well as other factors, the impact of any one assumption, risk or uncertainty on FLI cannot be determined with certainty.

Except to the extent required by law, we assume no obligation to publicly update or revise any FLI, whether as a result of new information, future events or otherwise. All FLI in this communication is expressly qualified in its entirety by these cautionary statements.

ABOUT CANADIAN PACIFIC

Canadian Pacific is a transcontinental railway in Canada and the United States with direct links to major ports on the west and east coasts. CP provides North American customers a competitive rail service with access to key markets in every corner of the globe. CP is growing with its customers, offering a suite of freight transportation services, logistics solutions and supply chain expertise. Visit www.cpr.ca to see the rail advantages of CP. CP-IR

ABOUT KCS

Headquartered in Kansas City, Mo., Kansas City Southern (KCS) (NYSE: KSU) is a transportation holding company that has railroad investments in the U.S., Mexico and Panama. Its primary U.S. holding is The Kansas City Southern Railway Company, serving the central and south central U.S. Its international holdings include Kansas City Southern de Mexico, S.A. de C.V., serving northeastern and central Mexico and the port cities of Lázaro Cárdenas, Tampico and Veracruz, and a 50 percent interest in Panama Canal Railway Company, providing ocean-to-ocean freight and passenger service along the Panama Canal. KCS’s North American rail holdings and strategic alliances are primary components of a railway network, linking the commercial and industrial centers of the U.S., Mexico and Canada. More information about KCS can be found at www.kcsouthern.com

ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

CP will file with the U.S. Securities and Exchange Commission (SEC) a registration statement on Form F-4, which will include a proxy statement of KCS that also constitutes a prospectus of CP, and any other documents in connection with the transaction. The definitive proxy statement/prospectus will be sent to the shareholders of KCS. CP will also file a management proxy circular in connection with the transaction with applicable securities regulators in Canada and the management proxy circular will be sent to CP shareholders. INVESTORS AND SHAREHOLDERS OF KCS AND CP ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND MANAGEMENT PROXY CIRCULAR, AS APPLICABLE, AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN CANADA IN CONNECTION WITH THE TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT KCS, CP, THE TRANSACTION AND RELATED MATTERS. The registration statement and proxy statement/prospectus and other documents filed by CP and KCS with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the registration statement, proxy statement/prospectus, management proxy circular and other documents which will be filed with the SEC and applicable securities regulators in Canada by CP online at investor.cpr.ca and www.sedar.com, upon written request delivered to CP at 7550 Ogden Dale Road S.E., Calgary, Alberta, T2C 4X9, Attention: Office of the Corporate Secretary, or by calling CP at 1-403-319-7000, and will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by KCS online at www.investors.kcsouthern.com, upon written request delivered to KCS at 427 West 12th Street, Kansas City, Missouri 64105, Attention: Corporate Secretary, or by calling KCS’s Corporate Secretary’s Office by telephone at 1-888-800-3690 or by email at corpsec@kcsouthern.com.

You may also read and copy any reports, statements and other information filed by KCS and CP with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 or visit the SEC’s website for further information on its public reference room. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION OF PROXIES

This communication is not a solicitation of proxies in connection with the transaction. However, under SEC rules, CP, KCS, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the transaction. Information about CP’s directors and executive officers may be found in its 2021 Management Proxy Circular, dated March 10, 2021, as well as its 2020 Annual Report on Form 10-K filed with the SEC and applicable securities regulators in Canada on February 18, 2021, available on its website at investor.cpr.ca and at www.sedar.com and www.sec.gov. Information about KCS’s directors and executive officers may be found on its website at www.kcsouthern.com and in its

2020 Annual Report on Form 10-K filed with the SEC on January 29, 2021, available at www.investors.kcsouthern.com and www.sec.gov. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the transaction will be included in the proxy statement/prospectus and management proxy circular and other relevant materials filed with the SEC and applicable securities regulators in Canada when they become available.